United States securities and exchange commission logo





                             February 14, 2022

       Gordon Lee
       Chief Executive Officer
       AGBA Acquisition Limited
       Room 1108, 11th Floor, Block B
       New Mandarin Plaza, 14 Science Museum Road
       Tsimshatsui East, Kowloon, Hong Kong

                                                        Re: AGBA Acquisition
Limited
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed January 18,
2022
                                                            File No. 001-38909

       Dear Mr. Lee:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       General

   1. We note your disclosure on page 57 that you plan to expand to China in the future. Please disclose what products
and/or services you plan to provide in China and whether you plan to use variable
interest entities when conducting business in China.
   2. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have
at risk that depends on completion of a business combination.
                                                        Include the current
value of securities held, loans extended, fees due, and out-of-pocket expenses for which the
sponsor and its affiliates are awaiting reimbursement.
   3. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be
incentivized to complete an acquisition of a less favorable target company or on terms
less favorable to shareholders rather than liquidate.
 Gordon Lee
FirstName LastNameGordon
AGBA Acquisition Limited Lee
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            2022     Acquisition Limited
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4. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
5. Please disclose the sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities.
6. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
7. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
8. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
9.       It appears that underwriting fees remain constant and are not adjusted based on
         redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
10. Please highlight material differences in the terms and prices of securities issued at the time of the IPO as compared to any private placement contemplated at the time of the business combination. Disclose if the SPAC's sponsors, directors, officers or their affiliates will participate in the private placement.
11. We note you anticipate there will be 55,500,000 shares "to be issued as directed by TAG"
         in connection with the merger. In your response letter, please provide your analysis of why your proposed issuance of stock does not require registration under the Securities Act of 1933. State any exemption relied upon.
12.      Please mark your proxy card as    Preliminary Copies    in accordance
with Rule 14a-
         6(e)(1).
13. Please revise your summary and risk factor sections to disclose OnePlatform and TAG's net losses for the most recent audited period, as well as your cumulative losses.
14. Please clarify throughout the proxy statement if AGBA's shareholders have already approved the extension to complete the business combination until May 16, 2022. In this regard we note your disclosure in the first risk factor on page 69 where you appear to state that such extension has already been approved. In other sections, however, you disclose
 Gordon Lee
FirstName LastNameGordon
AGBA Acquisition Limited Lee
Comapany14,
February  NameAGBA
            2022     Acquisition Limited
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         that you are required to complete the business combination by February 16, 2022, "or May
         16, 2022, if further extended."
15. We note your disclosure on page 233 that your Fourth Amended and Restated
         Memorandum and Articles of Association include a mandatory arbitration provision.
         Please describe the arbitration provision in the proxy statement and include the following disclosure:
             the applicability of the provision to federal securities laws, the risks of the provision or other impacts on shareholders, any uncertainty about enforceability, the impact on claims arising under other laws, and whether or not the provision applies to purchasers in secondary transactions.
16. We note that Section 34 of the Fourth Amended and Restated Memorandum and Articles
         of Association is an exclusive forum provision with British Virgin Islands as an exclusive forum jurisdiction. Please revise the proxy statement to state clearly that the provision does not apply to federal securities law claims or applies only to state law claims, as applicable.
Letter to Shareholders, page i

17. We note your disclosure on the top of the letter to shareholders that "the registrant may not sell the securities described in the preliminary proxy statement until the registration statement filed with the Securities and Exchange Commission is declared effective."
         Please advise if you plan to file a registration statement in connection with this merger transaction or remove this statement. In addition, we note your reference to "effectiveness of the registration statement" as a condition that must be satisfied to complete the business combination on pages 16 and 96, as well as the agreement between the parties to prepare a registration statement on Form S-1 discussed on page 22. Please advise or revise accordingly.
18. Please disclose prominently in the Letter to Shareholders and in one of the first Questions and Answers that TAG Holdings Limited ("TAG") is not a Hong Kong operating company but a British Virgin Islands holding company with operations conducted by its subsidiaries based in Hong Kong and that this structure involves unique risks to investors. Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.
19. Provide prominent disclosure here and in the Question and Answer Section about the legal and operational risks associated with being based in or having the majority of the
         company   s operations in Hong Kong. Your disclosure should make clear whether these
         risks could result in a material change in your operations and/or the value of the securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and
         regulatory actions by China   s government, such as those related to
the use of variable
 Gordon Lee
FirstName LastNameGordon
AGBA Acquisition Limited Lee
Comapany14,
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            2022     Acquisition Limited
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         interest entities and data security or anti-monopoly concerns, have or may impact the
         company   s ability to conduct its business, accept foreign
investments, or list on a U.S. or
         other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your summary should address, but not necessarily be limited to, the risks highlighted in the letter to shareholders and in your Questions and Answers.
20. Clearly disclose how you will refer to the TAG's holding company, subsidiaries, other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as
 we    or    our    when
         describing activities or functions of subsidiaries or other entities.
21. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between TAG, its subsidiaries, and other entities, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
Questions and Answers
Did the AGBA Board obtain a third-party valuation of fairness opinion, page 4

22. Please revise here, as well as on pages 30 and 107, the basis for the board determining it was not necessary to obtain a fairness opinion for the business combination.
Summary of the Proxy Statement, page 18

23. In your summary of risk factors, disclose the risks that TAG's corporate structure and
         being based in or having the majority of the company   s operations in
Hong Kong poses to
         investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the proxy statement. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the
         Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
24. Disclose each permission or approval that TAG, its subsidiaries, or other entities are
 Gordon Lee
AGBA Acquisition Limited
February 14, 2022
Page 5
         required to obtain from Chinese authorities to operate their business and to offer the securities being registered to foreign investors. State whether TAG, its subsidiaries, or other entities are covered by permissions requirements from the China Securities
         Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any
         other governmental agency that is required to approve TAG or its subsidiaries' operations, and state affirmatively whether it has received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you or your investors if TAG, its subsidiaries, or other entities: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
25. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the TAG, its subsidiaries, and other entities, and direction of transfer. Quantify any dividends or distributions that a subsidiary or other entities have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S.
         investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including its subsidiaries and/or other entities, to the parent company and U.S. investors.
26. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether TAG's auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
Pre-Business Combination Structure, page 26
FirstName LastNameGordon Lee
27. Please also show within the existing chart, or a separate chart, how TAG Holdings
Comapany    NameAGBA
       Limited,          AcquisitiontoLimited
                and the subsidiaries   be part of the post-business combination
structure,
       are14,
February   held by the
              2022 PageLegacy
                        5     Group, or advise.
FirstName LastName
 Gordon Lee
FirstName LastNameGordon
AGBA Acquisition Limited Lee
Comapany14,
February  NameAGBA
            2022     Acquisition Limited
February
Page 6 14, 2022 Page 6
FirstName LastName
Post-Business Combination Structure and Impact on the Public Float, page 26

28. Please revise the organizational chart of the post-business combination structure here and on page 89 to reflect the ownership percentage of AGBA's current public shareholders,
         AGBA's directors and officers, and "persons as directed by TAG." Risk Factors, page 44

29. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
30. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
Risk Factors Relating to the TAG Business, page 44

31. Please add risk factor disclosure relating to the Holding Foreign Companies Accountable
         Act. Please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would
         decrease the number of    non-inspection years    from three years to
two years, and thus,
         would reduce the time before your securities may be prohibited from trading or delisted.
         Update your disclosure to reflect that the Commission adopted rules to implement the
         HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the
         Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
32.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         TAG's business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
33. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts TAG's business and to what extent it believes that it is compliant with the regulations or policies
 Gordon Lee
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         that have been issued by the CAC to date.
All of AGBA's officers and directors own AGBA Shares, page 70

34. Please revise the heading of the risk factor to state that AGBA's officers and directors have a conflict of interest, not "may have a conflict of interests." In addition, quantify the total amount AGBA's officers and directors may lose if you do not complete the business combination.
Conditions to Closing, page 96

35. We note that one of the conditions to closing listed on page 97 is "AGBA having received duly executed legal opinion from B2B's Hong Kong and BVI counsel and Fintech's BVI counsel." Please advise us about the subject matter of these opinions. Background of the Business Combination, page 100

36. Please identify any targets other than TAG and include a description of any letters of intent or confidentiality agreements entered into with potential target companies, disclose any discussions relating to the assumptions underlying any target projections, and disclose whether there were any valuations or other material information about AGBA, TAG, or the de-SPAC transaction provided to potential PIPE investors that have not been disclosed publicly.
Material Tax Consequences of the Business Combination, page 113

37. We note that the merger agreement indicates that the parties intend for the merger to be treated as a reorganization under Section 368(a) of the Internal Revenue Code. If you believe the business combination will be tax free, please disclose an opinion of counsel that supports this conclusion. Furthermore, indicate whether the receipt of a tax opinion as to the tax free nature of the transaction is a condition to the merger. Also provide summary and risk factor disclosure and revise your Questions and Answers section to briefly address the tax consequences. Refer to Item 601(b)(8) of Regulation S-K and our
         Staff Legal Bulletin No. 19.
Proposal No. 2 - the Amendment Proposal
Required Vote, page 118

38. Please disclose what percentage of public shareholders need to vote in favor of the business combination for it to be approved. Please also include this information in your question and answer section.
Proposal No. 6 - The Business Combination Adjournment Proposal, page 126

39. Please disclose the quorum required and the voting threshold requirements for each proposal.
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AGBA Acquisition Limited
February 14, 2022
Page 8
Unaudited Pro Forma Condensed Combined Financial Statements, page 136

40. Please update these unaudited pro forma condensed combined financial statements included in your disclosure document to comply with Item 1010(b) of Regulation M-A and provide corresponding updated disclosures throughout your filing. Earnings Per Share, page 141

41. Please disaggregate the Percent of shares owned by existing AGBA shareholders of 8.4%
         in connection with the Business Combination consistent with the related weighted average shares calculation, basic and diluted by holder, such as public, Sponsor and Founder.
42. You disclose that 1,150,000 of AGBA shares are held by founders. We also note on pages
         F-19 and F-44, that you disclose that these founder shares were issued to the sponsor. On page F-29 you reflect that ordinary shares of 225,000 to the founder were issued in a private placement and then on page F-31 you disclose 225,000 units were sold to the
         Sponsor. Please reconcile and revise your disclosures throughout the proxy to consistently disclose shares issued and held by each the founder, the sponsor and others.
Information About the TAG Business, page 142

43. Please significantly revise this section to describe in detail each of your business lines, such as OnePlatform Holdings Limited, TAG Asia Capital Holdings Limited ("Fintech"),
         B2B Business, healthcare and retail businesses. For each business line, disclose your major competitors, distribution channels, marketing activities, pricing models, clients or client groups.
44. Please expand your discussion of Segments of OPH: Insurance Brokerage Business, Asset
         Management Business, International Property Agency Business, Money Lending Business
         to more fully discuss products and services provided, customers and target markets that also aligns with your respective MD&A discussions and results beginning on page 178 and your segment notes on pages F-74 and F-105.
Digital Transformation, page 151

45.      Please provide a more detailed discussion of the digital
transformation briefly mentioned
         in this section.
Management's Discussion and Analysis of Financial Condition and Results of Operations of the
TAG Business
Overview, page 175
FirstName LastNameGordon Lee
46. We note your disclosure here that the "TAG Business serves over 400,000 customers."
Comapany   NameAGBA
       Please disclose howAcquisition  Limited
                             TAG defines  "customers" and state the approximate
number of active
       customers
February 14, 2022asPage
                    of a 8recent date.
FirstName LastName
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FirstName LastNameGordon
AGBA Acquisition Limited Lee
Comapany14,
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            2022     Acquisition Limited
February
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Financial Condition, page 175

47. Please provide a period-over-period balance sheet analysis for the periods presented that includes detail and disaggregation consistent with related activity presented in the notes to the combined consolidated financial statements of OnePlatform Holdings Limited and
         TAG Asia Capital Holdings Limited for the periods presented.
B2B, page 176

48. Please disclose Insurance Brokerage Business customers by product, such as life insurance, property-casualty insurance and mandatory provident fund and related revenues for the periods presented and explain changes in period-over-period changes in trends.
49.      Please provide a rollforward of Assets under Management (   AUM   ) to
include beginning
         and ending balances, inflows and outflows by product; such as equity, fixed income and market appreciation and or depreciation for the periods presented.
50. You disclose that the Money Lending business does not charge prepayment penalties from its customers. We also note that you recognized an approximately 31% year-over-year decline in interest income for the period ending June 30, 2021 due to prepayments and that the Money Lending Business has continued to assess the market liquidity and impose a higher level of risk measures to approve new loans and therefore the addition of new loans is limited. Please expand your disclosure to more fully discuss the impact of these policies on this business.
Liquidity and Capital Resources
Future Liquidity, page 184

51. You disclose that for the years ended December 31, 2020 and 2019, the TAG Business incurred operating losses and that you financed the operations through the financial support by the Legacy Group and the sale of equity securities. The activity presented in
         the Note 8     Short-Term and Long-Term Investments, net beginning on
page F-101, does
         not reflect any sales of equity securities in 2020 or 2019. Based on review of the cash flow activity for the years ended December 31, 2020 and 2019 on page F-83, it appears operating losses were financed in part by an increase in Escrow liabilities and not the sale of equity securities. Please revise your disclosures accordingly. Credit Risk, page 188

52. You disclose that for accounts and loans receivable to minimize credit risk, the TAG
         Business requires collateral in form of right to securities. You also disclose on page 190, in your Allowance for Loan Losses discussion that management reviews estimates of the value of underlying collateral. Please reconcile these statements and revise your disclosures accordingly.
 Gordon Lee
FirstName LastNameGordon
AGBA Acquisition  Limited Lee
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            2022      Acquisition Limited
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53. Please disclose if you utilize internal risk ratings and the borrower credit quality indicators you evaluate as part of your loan approval process.
Short-Term and Long-Term Investments, net, page 190

54. Please provide us with information and analysis under Section 3 of the Investment
         Company Act of 1940 ("1940 Act") with respect to whether TAG is an investment company within the meaning of the Act. As part of the response, please identify and explain (including a detailed calculation on an unconsolidated basis) what assets held by
         TAG are "investment securities" for the purposes of Section 3 of the 1940 Act, as well as identifying the percentage of the value of TAG's total assets that are "investment securities." We further note the disclosure on page 146 that Fintech manages an ensemble of investments. As part of your response please also include an analysis of any exemptions you rely upon, if applicable, or advise. Please note that we may refer your response to the Division of Investment Management for further review. Contractual Obligations
Underwriting Agreement, page 200

55. We note that a part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to the
         IPO underwriter(s) that are contingent on completion of the business combination.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
AGBA
Off-Balance Sheet Arrangements, page 200

56. We note your disclosure on page 200 that as of September 30, 2021 you do not participate in transactions with variable interest entities ("VIE"), and your disclosure on page 68 that your Post-Combination Company may come under increased scrutiny regarding your corporate structure and equity interests. Please revise your disclosure to clarify which developments are of concern regarding the Post-Combination Company, and specifically if VIEs will exist.
Executive Compensation
Summary Compensation Table, page 214

57. Please update the summary compensation table to include compensation for fiscal year
         2021.
Security Ownership of Certain Beneficial Owners and Management, page 218

58. Please tell us how the beneficial ownership of 1,261,000 shares by AGBA Holdings
         Limited, defined as    Sponsor,    reconciles to the ordinary shares
held by the    Sponsor    of
         1,149,000 issued on February 22,2019 and 225,000 Private Placement Units issued simultaneously with the IPC closing as disclosed on page 220.
 Gordon Lee
FirstName LastNameGordon
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            2022      Acquisition Limited
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Referral Agreement, page 225

59. Please disclose the cash portion and the total value of consideration to be paid to Apex
         Twinkle Limited under the referral agreement.
Description of AGBA's Securities Prior to the Business Combination, page 234

60. It appears that the sponsor will receive additional securities pursuant to an anti-dilution
         adjustment based on the company   s additional financing activities.
If true, please quantify
         the number and value of securities the sponsor will receive. In addition, disclose the ownership percentages in the company before and after the additional financing to highlight dilution to public stockholders.
61. We note your disclosure here and on page 11 that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.
Index to Financial Statements, page F-1

62. Please update these financial statements included in your disclosure document to comply with Item 1010(a) of Regulation M-A and provide corresponding updated disclosures throughout your filing.
AGBA Acquisition Limited
Note 7 - Shareholder's Equity, page F-44

63. You disclose that on February 8, 2020, 636,890 units (including the same amount of ordinary shares underlying such units) were redeemed and then on November 10, 2021,
         316,503 shares were redeemed. Based on review of the Rights Agreement
- Exhibit 4.6
         dated May 2019 to the 10-K/A for the fiscal year ended December 31, 2020, rights issued as a component of units issued do not appear to have redemption provisions. Further, we note on page 141 in the Pro Forma Earnings Per Share weighted average share calculations that all AGBA public rights originally issued are included compared to
         AGBA public shares, net of redemptions. Please reconcile these differences and clarify your disclosures accordingly.
OnePlatform Holding Limited and TAG Asia Capital Holdings Limited
Note - 2 Summary of Significant Accounting Policies
Revenue Recognition, page F-89

64. You disclose that recurring service asset management fees are calculated as a fixed percentage of the fair value of the total investment of the investment products, calculated daily. Please disclose if your fee arrangements include a performance component and the circumstances under which your fixed percentage fees, before determined, could be subject to clawback.
 Gordon Lee
FirstName LastNameGordon
AGBA Acquisition  Limited Lee
Comapany14,
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            2022      Acquisition Limited
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Note - 5 Accounts Receivable, page F-98

65. We note that your trade account receivables primary relate to your insurance brokerage and asset management business and that on page 188 in your discussion of credit risk you disclose that the TAG business conducts its business with creditworthy third parties and that receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant. Please disclose if you utilize internal risk ratings and the customer credit quality indicators you evaluate as part of your credit approval process to support no uncollectible accounts and or write-off activity for the periods presented. Additionally, reconcile your disclosure of no significant bad debts to no write-off activity and disclose if any outstanding accounts are 90 days past due.
Note - 6 Loans Receivable, Net, page F-99

66. Please disaggregate your mortgage loans by type, such as residential, commercial and industrial. Refer to ASC 310-10-50-3.
67. You disclose that you use internally-assigned risk grades to estimate the capability of borrowers to repay the contractual obligations of their loan agreements as scheduled or at all and that the internal risk grade system is based on experiences with similarly graded loans. Please enhance your disclosure to clarify the borrower credit quality indicators you utilize in your credit risk determination.
Note - 13 Related Party Balances and Transactions, page F-106

68. We note that you invested in a related party corporate bond for $1,085,757. Please tell us and revise your disclosures accordingly, why this investment is not included in Note 13.
         Related Party Balances and Transactions.
Note - 14 Concentrations of Risks, page F-108

69. You disclose on page F-71 that the doubtful loan balance of $4,951,112 as of 12/2020 was subsequently recovered in full in July 2021. Please disclose if you have any customer concentration risk in your outstanding loan balances for the periods presented. Refer to
         ASC 275-10-50.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Gordon Lee
AGBA Acquisition Limited
February 14, 2022
Page 13

        You may contact Michelle Miller at (202) 551-3368 or Bonnie Baynes at
(202) 551-4924
if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Susan Block at
(202) 551-
3210 with any other questions.



                                                         Sincerely,
FirstName LastNameGordon Lee
                                                         Division of
Corporation Finance
Comapany NameAGBA Acquisition Limited
                                                         Office of Finance
February 14, 2022 Page 13
cc:       Giovanni Caruso, Esq.
FirstName LastName